UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November, 2019

Commission File Number: 001-37353

BIONDVAX PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jeusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On November 26, 2019, BiondVax Pharmaceuticals Ltd. issued a press release announcing its financial results for the period ended September 30, 2019. A copy of this press release and interim unaudited financial statements for the period ended September 30, 2019 are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated November 26, 2019.
99.2	BiondVax Pharmaceuticals Ltd. unaudited financial statements for the period ending September 30, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: November 26, 2019	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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